Notice of Exempt Solicitation

NAME OF REGISTRANT: Pfizer, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America, Mercy Investments, and Adrian Dominican Sisters urge you to vote FOR Item 6 at the Annual Meeting of Pfizer (PFE) on April 28, 2022.

I. Summary of Resolution

RESOLVED, that shareholders of Pfizer ask the Board of Directors to commission a third-party report to shareholders, at reasonable expense and omitting confidential and proprietary information, analysing the feasibility of promptly transferring intellectual property and technical knowledge (“know-how”) to facilitate the production of COVID-19 vaccine doses by additional qualified manufacturers located in low- and middle-income countries, as defined by the World Bank.

Supporting Statement

Widespread vaccination is a critical pillar of the global COVID-19 response to reduce transmission and hospitalisation, boost economic growth, and avoid emergence of new variants. Failure to ensure widespread vaccination harms everyone, including Pfizer’s investors. Pfizer’s failure to study the feasibility of transferring COVID-19 vaccine technology, including to those manufacturers in low- and middle-income countries, creates material risk for several reasons:

•	First, Pfizer is “squandering its lead”: because Pfizer is refusing to license mRNA technology to any of the 120+ manufacturers in low- and middle-income countries[1] that could produce the vaccine, other manufacturers are racing to develop their own mRNA technology.[2] Rather than earn licensing profits and remain an industry leader in the years to come, Pfizer’s short-sighted approach paves the way for competitors to emerge with approved vaccines in 2-3 years.[3] This comes at the expense of the company’s long-term investors.
•	Second, there is significant reputational risk from refusing to share technology and intellectual property (IP) despite the life and death consequences for millions of people.
•	Third, the company’s refusal to share its IP and technology may prolong the pandemic – with the attendant economic damage – dragging down returns across an investor’s entire portfolio and hampering the global economic recovery.
•	Finally, the arguments that Pfizer references in its Statement in Opposition to the proposal – that it is too complicated and time consuming to transfer mRNA technology, and that selling doses to high-income states which in turn donate those vaccines can suffice – do not address the underlying need to increase manufacturing capacity at scale through the transfer of “know how” to allow other manufacturers to produce the vaccine in a decentralized way.

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1 https://www.hrw.org/news/2021/12/15/experts-identify-100-plus-firms-make-covid-19-mrna-vaccines

2 https://www.reuters.com/world/africa/world-first-safricas-afrigen-makes-mrna-covid-vaccine-using-moderna-data-2022-02-03/

3 https://www.reuters.com/world/africa/approval-covid-vaccine-made-south-africa-could-take-3-years-who-says-2022-02-04/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.

Global immunization for COVID-19 remains inequitable – only 5.5% of people in low-income countries have been fully vaccinated as of February 2022, compared to 72% in wealthy states.4 Pfizer has exacerbated such inequitable distribution, selling only 1% of its doses to low-income states.5 At the end of 2021, six times as many booster doses were administered daily compared to first doses in low-income countries.6 The identification of the Omicron variant in November 2021 and its rapid transmission worldwide is due in large part to inequitable vaccination.

Pfizer has failed to ensure that supply of their COVID-19 vaccine is commensurate with global demand. One reason that Pfizer does not meet demand is that the company has not invested in or supported technology transfer and additional production of the vaccine worldwide, particularly in low- and middle-income countries. Technology transfer, sharing of IP, and additional production of its COVID-19 vaccine can be done rapidly, and researchers have identified over 120 manufacturers in low- and middle-income countries that meet international quality standards and have such capability.7

Inadequate initiatives, such as selling the U.S. government doses that they in turn provide to COVAX,8 do not overcome Pfizer’s inability to meet global demand and failure to transfer IP, technology, and know-how. Prior announcements by Pfizer, including a partnership agreement with South African manufacturer Biovac, remain inadequate to satisfy demand, will be implemented too slowly, and do not fully ameliorate near-term supply challenges.9

Only a select few investors benefit from failing to share technology and expand COVID-19 vaccine production: namely, those with short-term time horizons, such as Pfizer executives. Long-term investors and those with a diversified portfolio should encourage the company to take steps to facilitate broad access.

II. Arguments in Favor of a “For” Vote

1.	Pfizer is missing key opportunities to license technology which would earn short-term profit, and creating a crop of competitors to emerge in 2-3 years

Pfizer’s refusal to transfer or license mRNA technology to the manufacturers in low- and middle-income countries10 that could produce the vaccine to international quality standards means the company is leaving profits on the table. Even more concerning for the company’s long-term investors, however, is that this refusal to license IP is incentivizing other manufacturers to develop their own mRNA technology.11 Rather than earn licensing profits and remain industry leaders, Pfizer’s ill-conceived attempt to maximize short-term profits significantly increases the likelihood that competitors will emerge with approved vaccines in 2-3 years.12 Indeed, the World Health Organization (WHO) and South African biopharmaceutical Afrigen have already teamed up to develop an mRNA vaccine given the company’s refusal to cooperate.13 Scores of other manufacturers are all but certain to follow suit. Encouraging a crop of competitors to emerge poses a significant material risk for investors. Long-term investors should encourage the company to operate in ways that safeguard its position as industry leader for years to come.

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4 Our World in Data, https://ourworldindata.org/covid-vaccinations (accessed 4th January 2021).

5 Airfinity data as of March 1, 2022. The company sold 61% to high-income states and 37.9% to middle-income states.

6 https://www.who.int/director-general/speeches/detail/who-director-general-s-opening-remarks-at-the-media-briefing-on-covid-19---12-november-2021

7 https://accessibsa.org/mrna/; https://www.nytimes.com/interactive/2021/10/22/science/developing-country-covid-vaccines.html

8 https://www.cnbc.com/2021/09/22/us-to-donate-millions-more-pfizer-biontech-vaccine-doses-to-poorer-nations.html

9 https://healthgap.org/press/pfizer-biontech-fill-and-finish-deal-with-biovac-in-south-africa-is-the-latest-step-in-pharmas-campaign-to-convince-the-world-the-status-quo-is-good-enough/; https://www.doctorswithoutborders.org/what-we-do/news-stories/news/msf-pfizer-biontech-and-biovac-deal-isnt-enough-ensure-covid-19

10 https://www.hrw.org/news/2021/12/15/experts-identify-100-plus-firms-make-covid-19-mrna-vaccines

11 https://www.reuters.com/world/africa/world-first-safricas-afrigen-makes-mrna-covid-vaccine-using-moderna-data-2022-02-03/

12 https://www.reuters.com/world/africa/approval-covid-vaccine-made-south-africa-could-take-3-years-who-says-2022-02-04/

13 https://fortune.com/2022/02/04/south-africa-afrigen-moderna-covid-vaccine-mrna-who-hotez-corbevax/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.

2.	Pfizer’s failure to transfer IP, know-how, and technology could cause its investors significant financial harm by interfering with global economic recovery

As of February 2022 an enormous disparity between vaccination rates persists, with 72% of the population in high-income states fully vaccinated, versus 5.5% in low-income states.14 Economists have issued stark warnings about the cost of vaccine inequity. In January 2021, the International Chamber of Commerce cautioned that the global economy could lose as much as $9.2 trillion if there was a failure to ensure developing economies access to COVID-19 vaccines, and that half of these losses would fall on advanced economies.15 The economic costs borne by wealthy countries in the absence of vaccine access could range between US$ 203 billion and US$5 trillion.16 In October 2021, the Economist Intelligence Unit stated that vaccine inequity would cost the global economy US$ 2.3 trillion between 2022 and 2025.17 These staggering estimates stem from the reality that leaving much of the world unvaccinated creates supply chain disruptions while undermining commerce, tourism, and international trade.

For investors, the lack of widespread vaccination thus has the potential to damage their broader portfolio of investments. As economists explain, coronavirus has created “unprecedented level of risk, causing investors to suffer significant loses in a very short period of time.”18 For investors with diverse portfolios, such portfolio-wide losses are unlikely to be offset by the profits that a single company like Pfizer may be capturing because of vaccine sales to high-income countries.

Such inequity also leads to the emergence of dangerous new variants.19 The spread of the omicron variant has been linked to countries that have been denied equitable access to COVID-19 vaccines – including on the African continent. As of January 2022, fewer than one out of every ten people of the continent’s population had been fully vaccinated.20 The emergence of new variants – a fate made far more likely should Pfizer continue to withhold its mRNA technology – represents a serious risk to investors: numerous economic forecasts confirm that omicron is projected to have significant economic consequences in the first quarter of 2022. Moody’s has revised its forecast for GDP growth downward from a roughly 5% annualised rate to near 2%, and Jeffries has slashed its forecast to 1.5% from a previously forecast 6.6%.21 Investors hoping for broad economic recovery should urge Pfizer to do everything in its power to speed the end of the pandemic, which entails transferring vaccine technology and know-how.

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14 https://www.cnbc.com/2022/02/02/these-countries-have-the-lowest-covid-vaccination-rates-in-the-world.html

15 https://iccwbo.org/media-wall/news-speeches/study-shows-vaccine-nationalism-could-cost-rich-countries-us4-5-trillion/

16 Id.

17 https://www.eiu.com/n/campaigns/how-much-will-vaccine-inequity-cost/#mktoForm_anchor

18 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7160643/

19 https://www.rockefellerfoundation.org/case-study/vaccine-inequity-increases-the-risk-of-new-sars-cov-2-variants-emerging/

20 Our World in Data, https://ourworldindata.org/covid-vaccinations (accessed 4th January 2021).

21 https://www.barrons.com/articles/omicron-covid-first-quarter-gdp-economy-51640739855?tesla=y

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.

3.	Pfizer’s behavior is creating significant reputational risk

Pfizer’s ability to dictate vaccine allocation and determine for whom and under what conditions the vaccine may be produced has generated high levels of scrutiny of the company’s decision making, and has created significant reputational risk.22 The company’s aggressive behavior in the midst of a global crisis has been widely disparaged: according to the Financial Times, Pfizer’s demands in vaccine negotiations with governments have been deemed by government negotiators and officials in low- and middle-income countries as “abusive,” “unreasonable,” and akin to “putting a gun to our head.”23 According to a separate investigation, government officials in Latin America stated that Pfizer had held their governments to “ransom” and had engaged in “high-level bullying.”24 Worldwide, reporting revealed Pfizer has demanded countries accede to demands related to liability from injuries related to the vaccines, including requests for countries to place government-held assets as collateral for future liability claims.25 A news investigation carried out by Channel 4 in the United Kingdom alleged that Pfizer company representatives had stated that a competitor COVID-19 vaccine, manufactured by AstraZeneca, would cause cancer and was not suitable for use in immunosuppressed patients.26 Accounts like this damage Pfizer’s brand value, and in turn, the prospects for long-term shareholders.

The company has also been accused of profiteering off the pandemic, fomenting a “vaccine apartheid”27 (an accusation lodged by many, including the Director General of the WHO) in order to reap a “once-in-an-epoch windfall.”28 The company’s lopsided targeting of high-income states bears this out: by February 2022, Pfizer has sold only 1% of its vaccines to low-income states, and 99% to high- and middle-income states.29 Such staggering misallocation undermines the company’s attempts to cast itself as a champion of global public health, damaging the reputation of both the company and its investors. Now more than ever, we believe that burnishing a strong ESG reputation translates into financial success and stability for companies: as McKinsey observes, “the business ecosystem is evolving [to embrace ESG policies and actions that benefit society at large]. Those who resist will find themselves at a competitive disadvantage.”30 Expanding manufacturing by sharing technology, IP, and know-how to accelerate such production worldwide would help the company recover from the significant reputational harm that its decisions have already caused. Indeed, Pfizer itself appears to realize the importance of shoring up its reputation. The company has gone to great lengths31 to publicize its recent production and distribution agreements in South Africa and Brazil; while neither expands overall vaccine supply or addresses supply challenges facing low- and middle-income countries, these announcements underscore the company’s recognition that it must take steps to repair the reputational harm that the company has inflicted on itself. Yet to improve the company’s reputation and maximize long-term returns, rather than simply engage in damage control after engaging in predatory tactics, Pfizer should invest in measures that will expand production and share knowledge and IP with willing and capable producers in low- and middle-income countries.

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22 https://www.ft.com/content/7ad9d74e-f4e7-4b30-9391-0b934662b6ac

23 https://www.ft.com/content/0cea5e3f-d4c4-4ee2-961a-3aa150f388ec

24 https://www.pharmaceutical-technology.com/news/company-news/pfizer-latin-american-vaccine/

25 https://www.ft.com/content/0cea5e3f-d4c4-4ee2-961a-3aa150f388ec; https://www.thebureauinvestigates.com/stories/2021-02-23/held-to-ransom-pfizer-demands-governments-gamble-with-state-assets-to-secure-vaccine-deal

26 https://www.channel4.com/programmes/vaccine-wars-truth-about-pfizer-dispatches

27 https://www.bloomberg.com/news/newsletters/2021-11-19/pandemic-powers-clash-over-access-to-shots; https://www.opendemocracy.net/en/vaccine-apartheid-is-prolonging-covid-not-vaccine-hesitancy/

28 https://www.ft.com/content/0cea5e3f-d4c4-4ee2-961a-3aa150f388ec

29 Airfinity data as of March 1, 2022.

30 https://www.mckinsey.com/~/media/mckinsey/business%20functions/strategy%20and%20corporate%20finance/our%20insights/the%20case%20for%20stakeholder%20capitalism/the-case-for-stakeholder-capitalism-vf.pdf?shouldIndex=false

31 https://www.pfizer.com/news/press-release/press-release-detail/pfizer-and-biontech-announce-collaboration-biovac; https://www.pfizer.com/news/press-release/press-release-detail/pfizer-and-biontech-announce-collaboration-brazils

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.

4.	Pfizer could face increased regulatory risks during and after the COVID-19 pandemic due to its failure to sustain adequate supply.

Pfizer’s failure to sufficiently expand vaccine production and supply worldwide through voluntary measures – either those carried out by the company or through third parties, such as the WHO’s COVID-19 Technology Access Pool (C-TAP) or its mRNA Vaccine Manufacturing Hub – illustrates that the company could be unprepared for a shifting regulatory landscape. In fact, Pfizer’s CEO labelled the C-TAP effort as “nonsense.”32

Pfizer’s unwillingness to share its IP is inconsistent with the broad preferences of nearly all governments, and therefore leaves the company unprepared to adjust to changes in the regulatory environment that may be forthcoming. Over one hundred countries33 now support a full waiver or suspension of IP rules for vaccines during the COVID-19 pandemic, including the United States.34 Even if a waiver is not enacted, governments may choose to issue compulsory licenses to suspend Pfizer’s IP rights for its COVID-19 vaccines as a first step to produce or import low-cost versions of its vaccine. This will leave Pfizer at a competitive disadvantage to those companies that have already made their business operations more flexible and open, such as through licensing agreements to expand production of a vaccine. The ongoing WTO TRIPS negotiations offer a proof point for the potential of drastic government intervention,35 as does the fact that new vaccine candidates such as those developed by scientists at Baylor University are being developed without patent protection.36

Pfizer’s failure to supply the global market could also undermine the company’s long-term ability to be trusted by governments to supply medicines and vaccines for pandemics as well as other public health challenges. In November 2021, governments agreed to begin negotiation of a new treaty to address current and future pandemics,37 for which assuring access to medicines and vaccines will be one critical issue.38 If governments, especially those in low- and middle-income countries, cannot trust that Pfizer is able to supply the global market in a timely fashion and avert new variants, it may choose to put in place rules that remove responsibility and control of pandemic technologies from companies and instead rely upon governments – who themselves have spent billions of dollars to develop, test, and purchase vaccines and therapies during the COVID-19 pandemic. Such government control of the pharmaceutical value chain could also lead to governments asserting greater control over other aspects of the industry’s business, leading to long-term regulatory risks for company operations.

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32 https://www.statnews.com/pharmalot/2020/05/28/who-voluntary-pool-patents-pfizer/

33 https://www.devex.com/news/where-are-we-on-covid-19-after-a-year-of-trips-waiver-negotiations-101795

34 https://ustr.gov/about-us/policy-offices/press-office/press-releases/2021/may/statement-ambassador-katherine-tai-covid-19-trips-waiver

35 https://insidetrade.com/daily-news/us-eu-india-south-africa-continue-facilitated-trips-waiver-talks

36 https://www.texastribune.org/2022/02/10/corbevax-texas-coronavirus-vaccine/

37 https://www.who.int/news/item/01-12-2021-world-health-assembly-agrees-to-launch-process-to-develop-historic-global-accord-on-pandemic-prevention-preparedness-and-response

38 Id.

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.

5.	Debunking Statement of Opposition Myths: Technology transfer can occur quickly, and a donation-based model fails to ensure equitable access to vaccines

Finally, Pfizer’s response in its Statement of Opposition focuses on inadequate fixes that will do little to seriously contend with the enormity of a global pandemic. First, it is simply not true that technology transfer is unduly difficult, or would take too long. One significant advantage of mRNA vaccines is how much simpler and faster production is, as compared to traditional vaccine manufacturing.39 Furthermore, numerous experts confirm that it could take just a few months to transfer mRNA technology successfully:

•	Moderna’s former director of chemistry, Suhaib Siddiqi, has said that with enough sharing of technology and know-how, many modern factories should be able to start manufacturing mRNA vaccines within three or four months;[40]

•	An analysis by Medecins Sans Frontieres (MSF) highlights seven mRNA production deals with timeframes of three to eight months from deal announcement to delivery of first batches of active ingredients;[41] and

•	A NYT article cites experts confirming that mRNA vaccine production could begin within months (ranges from six to 18).[42]

When this rapid timeframe is held up against the 120 manufacturers in low- and middle-income states that are equipped to produce the mRNA vaccine (already, manufacturers in India, Thailand and China have mRNA vaccine candidates in late-stage clinical trials43), it becomes even more clear that Pfizer’s refusal to transfer technology, not the overly complex or prolonged nature of such transfer, is what is stalling broad access.

Furthermore, selling doses to high-income states which in turn donate those to low-income states does not suffice to end the pandemic. The donation-based model has repeatedly left recipient countries unable to adequately receive and distribute vaccines in time due in part to delayed shipments, short shelf lives and unpredictable arrival times. For example, according to MSF staff in the Central African Republic, “the Ministry of Health is consistently given only a few days’ warning of when shipments will arrive [from COVAX], leaving them struggling to secure appropriate supplies.”44 This ad hoc approach to donations too often fails governments and people living in low- and middle-income countries, and then leaves them with the blame them for challenges resulting from poorly executed deliveries. This approach is rife with inefficiencies that doom the vaccine’s distribution. For these reasons, a donation-based approach, which leaves the majority of the world without reliable access, is inadequate.

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39 https://www.citizen.org/article/how-to-make-enough-vaccine-for-the-world-in-one-year/ (see section just below figure 1).

40 https://apnews.com/article/drug-companies-called-share-vaccine-info-22d92afbc3ea9ed519be007f8887bcf6

41 https://msfaccess.org/sites/default/files/2021-09/COVID19_TechnicalBrief_MSF_mRNA_vaccines_ENG_20.9.2021_0.pdf

42 https://www.nytimes.com/interactive/2021/10/22/science/developing-country-covid-vaccines.html

43 https://covid19.trackvaccines.org/vaccines/#phase-3; https://covid19.trackvaccines.org/vaccines/#phase-2

44 https://msfaccess.org/sites/default/files/2021-12/COVID19_IssueBrief_Covax_1708_ENG_21.12.2021.pdf

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.

There is substantial evidence that technology transfer can be done quickly, safely, and with ready and able manufacturers meeting international quality standards, including in low- and middle-income countries.45 Pfizer’s announcements of supply agreements with COVAX – sold via the U.S. government, rather than donated – and its announcement of increasing its own capacity are insufficient and illusory: one recent estimate was that up to 22 billion doses of mRNA vaccine will be required to control COVID-19.46 Pfizer, BioNTech and Moderna together are only forecast to manufacture 7 billion doses between them in 2022, leaving a 15 billion dose shortfall.47 Pfizer simply cannot produce enough vaccine on its own. The rapid diffusion of mRNA technology is the only way to protect Pfizer’s investors from long-term economic damage.

III. CONCLUSION

Pfizer’s refusal to transfer lifesaving technology to manufacturers in low- and middle-income countries jeopardizes investors’ long-term financial returns, both by sullying the company’s reputation and threatening the value of investors’ portfolios as the pandemic continues to rage, with risks of new variants of concern emerging. Pfizer’s voluntary measures to supply its vaccine to low-income countries will not repair the company’s image, which has suffered due to its failure to contribute to equitable access to the vaccine. Nor are such measures sustainable or sufficient; these will not forestall economic harm to investors from a slowing or closed global economy. Pfizer’s approach will also leave the company unprepared for changes in the regulatory environment that may be introduced by governments, including a worldwide suspension of IP rights or government issuance of compulsory licenses.

Proponents urge investors to vote ‘For’ Item 6 and ask Pfizer to analyze whether it can share technology and know-how and IP and expand the supply of its COVID-19 vaccine.

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45 https://accessibsa.org/mrna/; https://www.nytimes.com/interactive/2021/10/22/science/developing-country-covid-vaccines.html; https://www.hrw.org/news/2021/12/15/experts-identify-100-plus-firms-make-covid-19-mrna-vaccines#

46 https://www.pih.org/article/report-22-billion-mrna-vaccines-needed-control-covid-19

47 https://www.pih.org/article/report-22-billion-mrna-vaccines-needed-control-covid-19

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Pfizer’s proxy statement.